Special General Meeting of Shareholders of Cellect Biotechnology Ltd.

Date: May 27, 2020

See Voting Instruction On Reverse Side.

Please make your marks like this: X Use pen only

Special General Meeting of Shareholders:

	For	Against	Abstain
1. To approve the revision of the Company's Compensation Policy as described in the Company's Proxy Statement relating to the Special Meeting	☐	☐	☐
	Yes	**No**	
1A. Please mark YES if you are a controlling shareholder or have a personal interest in the approval of the compensation policy, as such terms are defined in the Proxy Statement. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOU WILL BE DEEMED TO BE A CONTROLLING SHAREHOLDER AND/OR HAVE A PERSONAL INTEREST IN THE SAID RESOLUTION	☐	☐	
2. To approve the term of compensation of Mr. Abraham Nahmias for his role as the Company's active Chairman, as described in the Company's Proxy Statement relating to the Special Meeting	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

____________________________ Please Sign Here

____________________ Please Date Above

____________________________ Please Sign Here

____________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Special General Meeting of Shareholders of Cellect Biotechnology Ltd. to be Held on May 27, 2020 for Holders as of April 29, 2020

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.S.T. on May 21, 2020

For additional information, please visit:
To Be Provided Later

PROXY TABULATOR FOR
CELLECT BIOTECHNOLOGY LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Cellect Biotechnology Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.S.T. on May 21, 2020)

The undersigned registered owner of American Depositary Receipts ("ADRs") hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such ADRs of **Cellect Biotechnology Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **April 29, 2020** at the Special General Meeting of Shareholders of the Company, to be held on **May 27, 2020** at **11:00 a.m. (Israel time)**, at the offices of the Company's attorney, Doron, Tikotzky, Kantor, Gutman & Amit Gross, B.S.R 4 Tower, 33 Floor, 7 Metsada Street, Bnei Brak, Israel, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse side.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH PROPOSAL.

NOTE:

1. Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item.

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
CELLECT BIOTECHNOLOGY LTD.
P.O. Box 8016
CARY, NC 27512-9903